Exhibit 12.1

Global Crossing Limited

Ratio of Earnings to Fixed Charges

2001-2005

(in millions USD)

	Successor			Predecessor
	Year Ended December 31,		December 10 to December 31,	January 1 to December 9,	Year Ended December 31,
	2005	2004	2003	2003	2002	2001
Income (Loss):
Income (loss) from continuing operations before income taxes	$(300)	$(255)	$(18)	$(293)	$(422)	$(21,648)
Fixed charges (calculated below)	152	100	8	64	150	1,280

Total income (loss) available for fixed charges	$(148)	$(155)	$(10)	$(229)	$(272)	$(20,368)

Fixed Charges
Interest expense	$99	$45	$3	$13	$62	$494
Interest capitalized	—	—	—	—	—	474
Interest component of rent expense (Note 1)	49	51	5	51	69	74
Preferred dividends	4	4	—	—	19	238

Total fixed charges	$152	$100	$8	$64	$150	$1280

Ratio of earnings to fixed charges	—	—	—	—	—	—

Additional income before income taxes to cover total fixed charges	$300	$255	$18	$293	$422	$21,648

Note 1: The interest component of rent expense is considered to be 1/2 of operating lease rental expense.